July 8, 2008

Mr. David Lichtenstein
Chief Executive Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
326 Third Street
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 9, 2008**
> **File No. 333-151532**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure

regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

3.   Please clarify whether you intend to hold your properties for a minimum of seven to ten years, or a minimum of eight to ten years. For example, currently on page 92 under the heading of "Sale or Disposition of Properties" the prospectus states that you intend to hold properties for seven to ten years, but on page 8 under the heading of "Primary Business Objectives and Strategies" the prospectus states that you intend to hold your properties for eight to ten years.

Registration Statement Facing Page

4.   Please check the box indicating that this is a continuous offering pursuant to Rule 415.

5.   We note that you are registering 50 million shares of common stock, which is the maximum amount in your offering. On the cover page of the prospectus you disclose that additionally you are offering up to 6.5 million shares in connection with your distribution reinvestment plan. Please advise whether these 6.5 million shares are part of, or in addition to, the 50 million shares that you have registered.

Prospectus Summary, page 1

Estimated Use of Proceeds, page 5

6.   Reference is made to note (1) to the table. You disclose that all dealer manager fees, selling commissions and other organization and offering expenses will be paid by Lightstone SLP II, LLC. Please revise to clarify that if the minimum offering is sold you estimate costs of $750,000 but estimate only $300,000 of proceeds from the sale of subordinated profit participation interests to Lightstone SLP II, LLC.

7.   You state in note (5) that the Estimated Use of Proceeds table is based on the assumption that you will not borrow any money to purchase properties. Please revise the note here and on page 58, as the table includes a column with acquisition fees based on maximum leverage.

Suitability Standards, page 10

8.   We note the disclosure stating that investors generally must have $70,000 in annual gross income and a minimum net worth of $70,000. Page C-5 of the subscription agreement, however, indicates a minimum gross income and net worth of at least $75,000. Please revise to reconcile this apparent inconsistency or advise. Provide consistent disclosure throughout the registration statement.

Compensation, page 11

9.   As you disclose on page 52, in the subheading bullet point paragraph that begins with the phrase "Acquisition Fee" and in the table on pages 13 and 14 please additionally disclose the acquisition stage compensation that you expect to pay assuming aggregate long-term permanent leverage of 75%.

Risk Factors, page 16

10.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- "Our board of directors may amend or terminate the distribution reinvestment program." (page 17)

- "We do not have employees." (page 19)

- "We have the same legal counsel as our sponsor and its affiliates." (page 20)

In addition, please revise to ensure that each risk factor itself clearly describes the risks to investors.

11.   Please revise your risk factors to specifically disclose how the risk described therein applies to you. Currently, some of your risk factors are boilerplate and could apply to any company seeking to do an initial public offering. We note the following examples:

- "Failure to generate revenue may reduce …" (page 23)

- "Changes in applicable laws may adversely affect …" (page 27)

- "Our board of directors may amend or terminate the distribution reinvestment program." (page 17)

- "We may purchase real properties from persons with whom affiliates of our advisor have prior business relationships." (page 19)

Our dealer manager has limited experience in public offerings …, page 16

Our operations could be restricted if we become subject to the Investment Company …, page 17

12.   Mitigating language, such as stating that the President of your dealer manager has 30 years of experience or stating that you do not believe that your operating partnership will be considered an "investment company," is not appropriate. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may

elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

Our cash flows from real estate investments may become insufficient …, page 17

13.   Please expand the risk factor to address distributions made from sources other than operating cash flows. Please disclose that such distributions will reduce the amounts available for property investments and thus your ability to generate future operating cash flows. Please disclose whether you intend to make distributions from sources other than operating cash flows in the early stages of the offering prior to the investment of a material portion of the proceeds.

We may experience energy shortages and allocations, page 27

14.   Please provide additional details regarding the types of shortages that you anticipate may occur and their possible affect on you.

Current state of debt markets could have a material adverse impact on our earnings and financial condition, page 38

15.   This risk factor is identical to the risk factor with the same sub-heading on page 42. Please revise to eliminate this and all other redundant risk factors.

How We Operate, page 47

16.   We note disclosure in the organizational chart on page 3, which indicates that the subordinated profit participation interest will entitle Lightstone SLP II LLC to approve all management decisions of the REIT. Please revise this section to describe this right and how it will affect your day-to-day operations.

Conflicts of Interest, page 48

17.   Please tell us whether your independent directors serve on the board of any other programs affiliated with the sponsor. If so, disclose the associated conflicts of interest, including the aggregate payments these persons received in 2007 from the sponsor.

We may purchase real properties from person with whom affiliates…, page 48

18.   Please disclose your policy with respect to selling real properties to persons with whom your affiliates have prior business relationships. Additionally, please disclose your policy regarding purchasing real properties from, and selling real properties to, your affiliates.

Prior Performance of Affiliates of Our Sponsor, page 60

19.   You state that all programs sponsored by your sponsor in the last ten years have been nonpublic. We note on page 65 that your sponsor is also the sponsor of Lightstone Value

Plus Real Estate Investment Trust, Inc. ("LVP I"), a publicly offered REIT. Please tell us how you determined that LVP I is not a public program sponsored by your sponsor. Address as appropriate throughout the filing, including the prior performance tables in Appendix A.

Program Properties, page 64

20.   Please provide the total number of investors in Program Properties. Please refer to Item 8.A.1 of Industry Guide 5.

21.   We note that you have provided the information required by Item 8.A.1 of Industry Guide 5 for your Program Properties. Additionally, please provide the information required by Item 8.A.1 of Industry Guide 5 for Lightstone Value Plus Real Estate Investment Trust, Inc.

Adverse Business Developments, page 65

22.   You state that some of the Program Properties and Non-Program Properties have acquired troubled properties or mortgage bonds or loans. Please provide additional disclosure regarding these troubled properties or mortgage bonds or loans or explain to us why the additional information would not be material to investors.

23.   We note that the 2007 column of Table III indicates that there was a large loss ($282.8 million), most of which was due a loss from operations. Please advise why you believe this should not be disclosed in this section. Please refer to Item 8.A.2 of Industry Guide 5.

Management, page 66

Independent Directors, page 69

24.   Please provide the disclosure called for by Item 407(a)(1)(ii) of Regulation S-K. Refer to Item 23 of Form S-11.

Investment Objectives and Policies, page 84

25.   Please state your policy with respect to the amount or percent of assets which may be invested in any specific property. See Item 13(a)(6) of Form S-11.

Joint Ventures and Preferred Equity Investments, page 87

26.   Please disclose the percentage of assets that will likely be invested in joint ventures and preferred equity investments. See Item 13(c)(1) of Form S-11.

Loans, page 87

27.   Please revise to briefly describe the restrictions on your loan policies under your charter and bylaws.

Investment Limitations, page 88

28.   Please revise to clarify whether these limitations are contained in your charter or bylaws or if they are policies that the board of directors can change without stockholder approval.

29.   Please disclose your policy regarding underwriting securities of other issuers and offering securities in exchange for property. See Item 12(e) and (g) of Form S-11.

Financing Strategy, page 89

30.   Please revise to clarify whether your charter or bylaws limits the amount of leverage or borrowing you may use.

31.   We note your disclosure regarding limiting long-term permanent borrowings to 75% of the aggregate fair market value of all properties. Please also disclose any limits or short-term indebtedness or state that there are no limits on short-term indebtedness.

Distributions, page 91

32.   We note disclosure in the fourth paragraph, which states that you may obtain funds for distributions from borrowing or selling assets. Please revise to disclose whether you may also use proceeds from this offering or other offerings of your securities to fund distributions.

Environmental Matters, page 95

33.   Please explain the meanings of the phrases "Phase I" and "Phase II" and disclose the significance of these types of reviews and environmental reports.

Capitalization, page 99

34.   Please revise the capitalization table to present pro forma Common Stock amounts that give effect to the minimum and maximum offerings and include the related adjustment to Additional Paid-in Capital.

35.   Please tell us how you calculated the $502,000 of Minority Interest in Partnership at the minimum offering amount. We note that you have received $2,000 from the issuance of limited partnership units and that in your Estimated Use of Proceeds disclosures on pages 5 and 58 that you estimate $300,000 of proceeds from the sale of subordinated profit participation interests.

Plan of Distribution, page 147

Indemnification, page 153

36.   Please furnish a brief description of the indemnification provisions contained in the Dealer Manger Agreement by and between Lightstone Value Plus Real Estate Investment Trust II, Inc. and Lightstone Securities, LLC.

Distribution Reinvestment and Share Repurchase Programs, page 157

Share Repurchase Program, page 158

37.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

38.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

39.   Please revise to clarify whether the redemption program will be available before completion of the offering period, which we note may extend through 2011. If so, please disclose the repurchase price for sales that occur after the one-year holding period but before the end of the offering period.

40.   Please disclose the tax consequences of redemption, as required by Item 17(6) of Industry Guide 5.

Where You Can Find More Information, page 167

41.   Please disclose the correct address of the SEC: 100 F Street, NE, Washington, DC 20549.

Consolidated Statement of Cash Flows, page F-5

42.   Please tell us whether the $2,000 of proceeds relates to the issuance of limited partnership units or subordinated profit participation interests and revise your filing as appropriate. We note that you disclose in Note 4 on page F-13 that Lightstone SLP II, LLC has purchased subordinated profit participation interests but you also disclose in Note 1 on page F-6 that the $2,000 relates to the issuance of limited partnership units to your advisor.

Appendix A, page A-1

43.   Please revise Tables I, II, and III to separately disclose information for each program with similar investment objectives or disclose and tell us your basis for presenting information on an aggregate basis by year.

44.   Please tell us whether the prior performance tables include the results of Lightstone Value Plus Real Estate Investment Trust, Inc., and if so, why these results are not reported according to GAAP. Refer to Instruction 4 to Table III in Industry Guide 5.

Table I, page A-3

45.   Please revise the introductory paragraph to state that the table includes information for programs the offering of which closed in the most recent three years, rather than two years. In addition, please revise to reconcile the inclusion in the table of four programs as offerings in 2005 with the disclosure in note (1) that states that no programs were offered or closed during 2005.

46.   We note that much of the data in Table I is left blank. Please provide this information or tell us why you believe it is appropriate to omit it.

47.   The "Total acquisition cost" line item should be presented as a percentage of the dollar amount raised. Please revise accordingly.

48.   Please include the line item "Date offering began." Additionally, we note your disclosure in footnote (2). Please tell us why you believe it is appropriate to omit the "Length of offering (in months)" or provide the required information.

49.   Please tell us why you believe it is appropriate not to provide the "Months to invest 90 percent" line item or the revise to provide the required information.

Table II, page A-4

50.   Please disclose the number of programs included in the disclosure of aggregate payments to the sponsor in the most recent three years from all other programs the offering of which closed prior to the most recent three years. Refer to Instruction 1 to Table II in Industry Guide 5.

Table III, page A-5

51.   The second section of Table III requires that the cash distribution and income tax results be disclosed based on a $1,000 investment to enable an investor to determine the net results to previous investors in the context of a $1,000 investment. Please revise Table III accordingly.

Table V, page A-8

52.   Please include a brief narrative to this table that explains the objective of this table and what it covers.

Part II. Information Not Required in Prospectus, page II-1

53.   Please provide the disclosure required by Item 701 of Regulation S-K with respect to the 20,000 shares of common stock sold on May 20, 2008 to your advisor.

Item 36. Financial Statements and Exhibits, page II-3

54.   Please file your legal and tax opinions with the next amendment or provide drafts for us to review. We must review the opinions before we declare the registration statement effective and we may have comments on the opinions.

Item 37. Undertakings

55.   Please provide the required undertakings per Item 20 of Industry Guide 5 and Item 512 of Regulation S-K.

Table VI, page II-5

56.   The information in this table should be presented for each individual property purchased by programs with similar investment objectives in the most recent three years. Please revise.

57.   Please revise the date in the introductory paragraph to state that the table includes information for acquisitions of properties during the three years ended December 31, 2007.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.